Vanguard Malvern Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	1,930,092,408	11,735,364	99.4%
Emerson U. Fullwood	1,928,646,766	13,181,005	99.3%
Amy Gutmann	1,929,464,755	12,363,017	99.4%
JoAnn Heffernan Heisen	1,929,642,570	12,185,201	99.4%
F. Joseph Loughrey	1,928,796,727	13,031,044	99.3%
Mark Loughridge	1,929,651,616	12,176,156	99.4%
Scott C. Malpass	1,929,376,782	12,450,990	99.4%
F. William McNabb III	1,927,619,020	14,208,752	99.3%
Deanna Mulligan	1,929,546,113	12,281,658	99.4%
André F. Perold	1,924,447,639	17,380,132	99.1%
Sarah Bloom Raskin	1,929,965,439	11,862,333	99.4%
Peter F. Volanakis	1,929,234,485	12,593,287	99.4%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Intermediate-Term Bond Fund	586,537,218	0	0	0	100.0%
Institutional Short-Term Bond Fund	501,223,663	0	0	0	100.0%
Short-Term Inflation-Protected Securities Fund	634,444,382	6,334,598	15,104,418	38,822,950	91.3%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Capital Value Fund	47,661,606	2,635,697	3,412,106	4,596,895	81.7%
Core Bond Fund	33,268,947	1,276,741	1,152,383	4,473,317	82.8%
Emerging Markets Bond Fund	1,121,973	0	0	0	100.0%
Institutional Intermediate-Term Bond Fund	586,537,218	0	0	0	100.0%
Institutional Short-Term Bond Fund	501,223,663	0	0	0	100.0%
Short-Term Inflation-Protected Securities Fund	635,602,591	6,151,369	14,129,438	38,822,950	91.5%
U.S. Value Fund	43,965,821	2,708,663	2,009,063	11,077,332	73.6%